UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INCORPORATION BY REFERENCE

The information contained in this report on Form 6-K shall be deemed incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-233422, 333-229801, and 333-226194) and Form S-8 (Registration Number 333-226813) of National Energy Services Reunited Corp. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Departure of Directors or Certain Officers; Appointment of Certain Officer

On February 8, 2022, National Energy Services Reunited Corp. (“NESR”) announced the appointment of Stefan Angeli to the position of Chief Financial Officer, effective immediately.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Financial Statements and Exhibits

Exhibits.

Number	Description

99.1	Press Release dated February 8, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: February 11, 2022	By:	/s/ Sherif Foda
	Name:	Sherif Foda
	Title:	Chief Executive Officer